Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP ANNOUNCES SHARE REPURCHASE PROGRAM

VANCOUVER, British Columbia – December 19, 2014 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to announce a Normal Course Issuer Bid, pending TSX approval, to acquire up to 16.5 million common shares (approximately 10% of the public float) from December 23, 2014 to December 22, 2015 from the 170,883,808 common shares currently issued and outstanding. The Company is taking this action because it believes that prevailing market conditions have resulted in Silvercorp's shares being undervalued relative to the immediate and long term value of Silvercorp's portfolio of producing and development properties in China.

Purchases will be made at the discretion of the directors at prevailing market prices, through the facilities of the TSX, and other Canadian trading platforms, and the NYSE in compliance with regulatory requirements. There can be no assurance as to the precise number of shares that will be repurchased under the share repurchase program. Silvercorp may discontinue its purchases at any time, subject to compliance with applicable regulatory requirements. The Company intends to hold all shares acquired under the issuer bid for cancellation.

Directors and senior officers of the Company are not aware of any previously undisclosed material changes or plans or proposals for material changes in the affairs of the Company, nor do any of them have the present intention to sell shares of the Company during the Normal Course Issuer Bid. The Company has not purchased any of its securities in the last twelve month period.

The maximum number of shares that may be purchased on the TSX during any trading day may not exceed 25% of the average daily trading volume on the TSX based on the previous six completed calendar months, excluding purchases made by Silvercorp under its Normal Course Issuer Bid, for a daily total of 58,872 common shares. This limit, for which there are permitted exceptions, is determined in accordance with TSX regulatory requirements and does not apply to purchases made by the Company on the NYSE.

About Silvercorp
Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS
Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements. The Company’s forward-looking statements regarding the number of shares it may purchase are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.